EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2005	2004	2005	2004
FINANCIAL STATEMENT PRESENTATION

BASIC

Weighted average shares outstanding	92,000	91,635	92,170	91,814

Net income	$67,736	$71,659	$15,498	$20,193

Net income per share	$0.74	$0.78	$0.17	$0.22

DILUTED

Weighted average shares outstanding	92,000	91,635	92,170	91,814

Net effect of dilutive stock options based on the treasury stock method using average market price	1,154	661	1,724	205

Total	93,154	92,296	93,894	92,019

Net income	$67,736	$71,659	$15,498	$20,193

Net income per share	$0.73	$0.78	$0.17	$0.22